Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 1, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Nuance Concentrated Value Fund (S000031968)
Nuance Mid Cap Value Fund (S000043170)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on April 17, 2017, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 279 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding Z Class shares to the Nuance Mid Cap Value Fund (the “Mid Cap Fund”).  The Prospectus also contains the registration statement for the Nuance Concentrated Value Fund (“Concentrated Value Fund”, together, the “Funds”).  PEA No. 279 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on March 7, 2017, and is scheduled to become effective on May 6, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

General Comments

1.	Please update the Z Class ticker symbol, once available, on the SEC EDGAR system.

The Trust confirms that the Z Class ticker symbol for the Mid Cap Fund, once available, will be updated on the SEC’s EDGAR system.

Both Funds – Risk/Return Summary: Fee Table

2.
Please provide a copy of each Fund’s fees and expenses table and expense example prior to the effective date of the Prospectus.  Note that the reference to “Expense (Reimbursement)/ Recoupment” in the table and in the Mid Cap Fund’s narrative Example paragraph is unclear.  Please advise or revise.

The Trust responds by providing the completed fees and expenses table and expense examples below:

Concentrated Value Fund

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the initial investment or the value of the investment at redemption, whichever is lower)	None (1)	None

Annual Fund Operating Expenses(2) (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class
Management Fees	0.85%	0.85%
Distribution and Service (12b-1) Fees	0.25%	0.00%
Shareholder Servicing Plan Fees	0.15%	0.15%
Other Expenses	0.15%	0.07%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses (3)	1.41%	1.08%

(1)
No sales charge is payable at the time of purchase on investments of $1 million or more, although for such investments the Fund may impose a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on certain redemptions of those investments made within 12 months of the purchase.  If imposed, the CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of shares redeemed at the time of redemption.

(2)	Expense information has been restated to reflect current fees.
(3)
The Total Annual Fund Operating Expenses does not correlate to the ratio of expenses to average net assets included in the Financial Highlights section of the Fund’s Statutory Prospectus, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses (“AFFE”).

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same ~~(taking into account the expense limitation and any recoupment for one year)~~.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class Shares	$636	$924	$1,233	$2,106
Institutional Class Shares	$110	$343	$595	$1,317

Mid Cap Fund

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class	Z Class
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.00%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the initial investment or the value of the investment at redemption, whichever is lower)	None (1)	None	None

Annual Fund Operating Expenses(2) (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class	Z Class
Management Fees	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	0.25%	0.00%	0.00%
Shareholder Service Plan Fees	0.15%	0.15%	0.00%
Other Expenses	0.06%	0.03%	0.03%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.22%	0.94%	0.79%
Less: Fee Waiver (3)	(0.03)%	0.00%	0.00%
Total Annual Fund Operating Expenses After Fee Waiver (3)(4)	1.19%	0.94%	0.79%

(1)
No sales charge is payable at the time of purchase on investments of $1 million or more, although for such investments the Fund may impose a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on certain redemptions of those investments made within 12 months of the purchase.  If imposed, the CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of shares redeemed at the time of redemption.

(2)	Expense information has been restated to reflect current fees.
(3)
The Total Annual Fund Operating Expenses does not correlate to the ratio of expenses to average net assets included in the Financial Highlights section of the Fund’s Statutory Prospectus, which reflects the operating expenses of the Fund and does not include acquired fund fees and expenses (“AFFE”).

(4)
Nuance Investments, LLC (the “Adviser”) has contractually agreed to ~~reduce~~ waive its management fees and ~~reimburse the~~ pay Fund ~~for its operating~~ expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding AFFE, leverage, interest, taxes, brokerage commissions and extraordinary expenses) do not exceed 1. ~~40~~18% of the average daily net assets of the Investor Class, ~~and 1.15~~0.93% of the average daily net assets of the Institutional Class and 0.78% of the average daily net assets of the Z Class.  Fees waived and expenses ~~reimbursed and/or fees reduced by~~ paid by the Adviser may be recouped by the Adviser for a period of ~~three fiscal years~~ thirty-six months following the ~~fiscal year~~ month during which such ~~reimbursement or reduction~~ fee waiver and expense payment was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in place ~~for each respective class at the time the reimbursement or reduction occurred and~~ at the time of recoupment.  The Operating Expenses Limitation Agreement will be in effect and cannot be terminated through at least August 27, 2018~~6~~. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board.

Example
 This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation ~~and any recoupment~~ for one year).  You may be required to pay brokerage commissions on your purchases and sales of Z Class shares of the Fund, which are not reflected in the Example.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class Shares	$618	$862	$1,124	$1,874
Institutional Class Shares	$96	$300	$520	$1,155
Z Class	$81	$252	$439	$978

Both Funds – Risk/Return Summary: Investments, Risks, and Performance

3.
“Acquired Fund Fees and Expenses” is listed in the Fees and Expenses table for each Fund, and Item 9 - Principal Risks of Investing in the Funds - disclosure includes Investment Company Risk.  However, neither Fund’s Item 4 Principal Investment Strategies or Principal Risks disclosure references that the Fund is investing in investment companies.  Please advise or revise.

The Trust responds by noting that the Funds do not intend to invest in other investment companies as a principal investment strategy.

4.
Sector Emphasis Risk is included for each Fund as a Principal Risk.  If a Fund is currently focusing its investments in a particular sector, please add specific risk disclosure for that sector.  For example, as of October 31, 2016, the Concentrated Value Fund had 18.3% in Industrials and the Mid Cap Fund had 23.5% in Industrials and 21.4% in Financials.

The Trust responds that neither Fund intends to focus investments in a particular sector as a principal investment strategy. Accordingly, the Trust declines to add additional risk disclosure.

5.	Please update the explanatory paragraph before, and the performance in the, Bar Chart, which currently only reflects information as of December 31, 2015.

The Trust responds by changing the paragraph to reflect “December 31, 2016” and adding 2016 performance for each Fund to its Bar Chart: 19.05% for Concentrated Value Fund and 20.72% for Mid Cap Fund.

Concentrated Value Fund

6.
The Average Annual Total Return table lists two indexes.  Consistent with Instruction 2(b) of Item 4(b)(2)(iii), please disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

The Trust responds stating that no additional explanation is needed, because the additional index is a broad-based securities market index, and the narrative explanation references that the Fund’s returns are “compared with broad-based securities market indices”.  Instruction 6 to Item 27(b)(7), which is referred to in Instruction 2(b) of Item 4(b)(2)(iii), indicates that a second broad-based securities market index may be used.

7.	If Z Class shares are intended to be “clean shares” as referenced in the Capital Group No-Action Letter dated January 11, 2017, please include the disclosure required by the No-Action Letter.

The Trust responds by adding the disclosure that an investor transacting in Z Class shares may be required to pay a commission to a broker, and if applicable, that shares of the Fund are available in other share classes that have different fees and expenses and that purchases and redemptions of Z Class shares will be made at net asset value established by the Fund (before imposition of a commission).

Mid Cap Fund

8.	The portfolio turnover rate for the Fund is greater than 100%. Please consider adding appropriate Principal Investment Strategy and Principal Risk disclosure.

The Trust responds by adding the following sentence to the Principal Investment Strategy and Principal Risks of Investing in the Funds sections:  “The [Mid Cap Value] Fund’s annual portfolio turnover rate will generally be 100% or greater.”  The Trust also responds by adding the following as a Principal Risk:

Item 4:  “Portfolio Turnover Risk.  A high portfolio turnover rate (100% or more) has the potential to result in the realization and distribution to shareholders of higher capital gains, which may subject you to a higher tax liability.  A high portfolio turnover rate also leads to higher transactions costs.”

Item 9:  “Portfolio Turnover Risk.  A high portfolio turnover rate (100% or more) has the potential to result in the realization and distribution to shareholders of higher capital gains.  This may subject you to a higher tax liability.  Distributions to shareholders of short-term capital gains are taxed as ordinary income under Federal tax laws.  A high portfolio turnover rate also leads to higher transactions costs, which could negatively affect the Mid Cap Value Fund’s performance.”

9.	Between the first and second paragraphs under Principal Investment Strategies on page 11, the word “proprietary” is used four times. Please consider whether this is necessary.

The Trust responds by revising the disclosure as follows: “The Adviser seeks to identify leading businesses that have above-average returns on capital and above-average financial strength, while being priced materially below the Adviser’s proprietary calculation of intrinsic value.  Using ~~proprietary~~ quantitative fundamental data (e.g., normalized returns on assets, normalized returns on equity, net debt to total capital) and ~~proprietary~~ valuation statistics (e.g., normalized price to earnings, normalized cash flow), the Adviser identifies a universe of companies in which the Funds may potentially invest.  From this universe, the Adviser utilizes fundamental research to determine which companies to monitor for potential investments.  The Adviser reviews each company on its own investment merits using company reports, regulatory filings, research reports, and interviews with company executives, investment analysts, suppliers, and competitors.  The Adviser then assesses the current and prospective competitive situation of the business, the current and sustainable returns on capital of the business, and the current and prospective financial strength and flexibility of the business.  The goal of the Adviser’s research process is to determine if the company being studied has a strong and stable market share position, strong and sustainable returns on capital, and an appropriate level of financial strength to enable the business to maintain its level of competitiveness.

The Adviser attempts to invest the Concentrated Value Fund in 15 to 35 companies, and the Mid Cap Value Fund in 50 to 90 companies, that provide a greater potential for return on capital than other available market opportunities, consistent with reasonable investment risk.  The Funds will sell an investment when it no longer represents an asymmetrical risk versus reward compared with other market opportunities.  The Funds will also sell an investment when it achieves or surpasses the Adviser’s proprietary view of intrinsic value or when a security’s competitive position or financial situation erodes beyond the Adviser’s expectations.”

10.	Please revise, in plain English, the second sentence of the second paragraph in the Principal Investment Strategies section on page 11.

The Trust responds by modifying the sentence as follows:  “The Funds will sell an investment when ~~it no longer represents an asymmetrical~~ the investment’s risk versus reward is no longer favorable compared with other market opportunities.”

11.
The reference to the capitalization range of the Russell Midcap® Index on page 7 is “between approximately $588.1 million and $32.5 billion”, while the reference to this Index on page 12 is “between approximately $587.9 million and $32.5 billion”.  Please reconcile the different numbers.

The Trust responds by updating this capitalization range entirely to reflect that as of March 31, 2017, the capitalization range of the Russell Midcap Index was between approximately $539.4   million and $45.9   billion.”

Similarly Managed Account Performance

12.	Please confirm supplementally that the Adviser has the records necessary to support the calculation of performance shown in the “Similarly Managed Account Performance” section of the Prospectus.

The Trust responds supplementally that the Adviser has the records necessary to support the calculation of performance shown in the “Similarly Managed Account Performance” section of the Prospectus, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

13.
In the third paragraph it states that “All returns reflect the deduction of the actual investment advisory fees charged, brokerage commissions and execution costs paid by the accounts, without provision for Federal or state income taxes.  Custodial fees, if any, were not included in the calculations.”  Please confirm that the performance returns reflect that all fees and expenses were deducted, not just those specified.

The Trust confirms supplementally that the performance returns shown are net of all fees paid to the Adviser or an affiliate of the adviser and any transaction costs. The Trust believes this approach is consistent with the articulated position of the staff of the Division of Investment Management regarding presentation of net-of-fee performance. (See, for example, Association for Investment Management and Research, 1996 SEC No-Act. LEXIS 936 (Dec. 18, 1996).

14.
Footnote 1 to each Composite’s return table states that “To help ensure that the Composite is representative of the performance of discretionary accounts managed consistent with the Adviser’s [  ] strategy, an account will be removed from the Composite if the client has given specific instructions that prevent full investment of cash flow(s) in a timely manner, or if cumulative cash flows are equal to or greater than 3% of the total Composite market value based on the beginning of the month market value, or if cumulative cash flows are equal to or greater than 10% of the total account value based on the beginning of the month market value.”  Please explain why accounts are excluded and represent that the exclusion does not materially affect the performance or cause the performance presentation to be misleading.

The Trust responds supplementally that the noted accounts are excluded because, due to a significant cash flow or a client imposed restriction, they are not representative of the strategy.  Their exclusion does not materially affect the performance or cause the presentation to be misleading.  In accordance with Global Investment Performance Standards (“GIPS®”) guidelines, an account will be removed from a composite if a client has given specific instructions that prevent full investment of the cash flow(s) in a timely manner (defined as 5 business days or greater), or cumulative cash flow(s) are equal or greater than 3 percent of the total composite market value based on the end of month market value, or if cumulative cash flow(s) are equal or greater than 10 percent of the total account value based on the end of month market value. If these circumstances exist, the account will be removed from the composite and added back to the composite on the first day of the month following the date that the account is fully invested (defined as being within ten percent of the model portfolios cash target. Nuance claims compliance with GIPS®. Nuance has been independently verified for the periods November 3, 2008 through March 31, 2016 by Absolute Performance Verification. The verification reports are available upon request. Verification assesses whether (1) the firm has complied with all the composite construction requirements of the GIPS® standards on a firm-wide basis and (2) the firm’s policies and procedures are designed to calculate and present performance in compliance with the GIPS® standards. Verification does not ensure the accuracy of any specific composite presentation. Results are based on fully discretionary separate accounts under management, including those accounts no longer with the firm.

Shareholder Information

15.	Please disclose with specificity the fifth bullet point on page 30 under Elimination of Initial Sales Load, so that an investor would know whether or not they were subject to a sales charge.

The Trust declines to modify the disclosure further, as the parenthetical indicates that shareholders should “check with your broker/dealer for availability [of the sales load waiver] and transaction charges and other fees that may be charged by the broker/dealer sponsoring the fund supermarket”.

Statement of Additional Information

16.
Page 39 includes the portfolio turnover rates for each of the Funds for the last two fiscal years.  Consistent with Item 16(e) of Form N-1A, explain the significant variation in each of the Concentrated Value Fund’s and Mid Cap Value Fund’s portfolio turnover rates over the two most recently completed fiscal years.

The Trust responds by adding the following explanatory footnote to the table on page 39 of the Statement of Additional Information for each Fund: “The portfolio turnover for the Concentrated Value Fund and the Mid Cap Value Fund decreased due to reduced trading of portfolio securities as a result of a less volatile market.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.